         Exhibit 99.1
Alithya reports continued margin expansion and
acquisition integration benefits in its Fiscal 2020 third quarter results

Q3-2020 Highlights

•Revenues increased 13.9% to $66.2 million, compared to $58.2 million for the same quarter last year
•Gross margin percentage increased to 30.4%, from 28.3% for the same quarter last year
•EBITDA(1) improved to $1.7 million, from a loss of $3.2 million for the same quarter last year
•Adjusted EBITDA(1) increased 165.7% to $3.5 million, from $1.3 million for the same quarter last year
•Solid financial position with net bank borrowing(1) of $10.2 million at the end of the quarter
•Net cash generated from operating activities was $8.1 million, compared to $9.7 million of cash used for the same quarter last year
•Acquisition of Matricis Informatique Inc. ("Matricis"), a leader namely in Internet of Things (IoT) and artificial intelligence, on October 1, 2019
•Acquisition of Travercent LLC ("Travercent"), a leading US-based cloud-focused ERP consulting group specialized in the healthcare sector, on December 13, 2019
•Acquisition of Askida, a firm specializing in software quality assurance and application development and modernization, subsequent to the end of the quarter, on February 1, 2020

MONTREAL, QUEBEC (February 13, 2020) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation with more than 2,000 professionals and offering digital business solutions across Canada, the US and Europe, reported today its results for the third quarter of fiscal 2020 ended December 31, 2019. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the 3rd quarter and for the nine-month period:

Financial Highlights (in thousands of $, except per share information and margins)	F2020-Q3	F2019-Q3	YTD F2020-Q3	YTD F2019-Q3
Revenues	66,245	58,168	205,826	136,835
Gross Margin	20,161	16,447	62,021	33,024
Gross Margin (%)	30.4%	28.3%	30.1%	24.1%
Adjusted EBITDA(1)	3,521	1,325	9,778	3,982
Adjusted EBITDA Margin(1) (%)	5.3%	2.3%	4.8%	2.9%
Net loss	(1,815)	(5,426)	(5,692)	(9,745)
(1)These are a non-IFRS financial measures. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A for more information and calculated amounts.

“Our third quarter revenues reflect the solid contribution from acquisitions partially offset by reduced spending at a few large Canadian customers, the Oracle legacy products and services, and to a lesser extent, the sale of our UK activities. In Canada, the Company has mitigated some of the decline through growth with new and existing clients, supported by the increase of its higher value-added services and the commercial benefits from its larger scale. Our US revenues increased 57% year-over-year, as we build a strong platform which will be further reinforced by the recent acquisition of US-based cloud-focused ERP consulting group Travercent,” stated Paul Raymond, President and CEO of Alithya.
“Our adjusted EBITDA more than doubled from last year as we continue to benefit from our acquisitions and operational synergies".
“Last week, we announced the acquisition of Askida, our fourth acquisition since going public. This acquisition broadens our service offering of advanced application development testing and software quality assurance. We continue to see significant growth opportunities from acquisitions and remain in a solid financial position to accelerate our strategy and drive growth going forward,” concluded Mr. Raymond.
Third Quarter Results
Revenues amounted to $66.2 million for the three months ended December 31, 2019, an $8.0 million increase, or 13.9%, from $58.2 million for the three months ended December 31, 2018. US revenues accounted for $9.5 million in additional revenues, driven primarily by additional revenues from our US acquisitions (Edgewater Technology, Inc., “Edgewater”, and Travercent) compared to the same quarter last year, partially offset by revenues lost from the divestiture of the UK activities. US revenues were negatively impacted by decreased revenues from Oracle legacy products and services, which management believes will be bolstered in future quarters by the expertise and capabilities acquired in the Travercent acquisition. Revenues in Canada and Europe increased on a sequential basis compared to the three months ended September 30, 2019, however, decreased year-over-year by $1.5 million, which was partially offset by additional revenues from the Matricis acquisition.
The Company's strategy to offer an increasing proportion of higher value-added services continued to unfold. In Canada, higher value-added service revenues increased, while lower margin service revenues decreased, for the three months ended December 31, 2019 compared to the three months ended December 31, 2018.
During the three months ended December 31, 2019, the Company experienced a decline in organic growth as a result of reduced spending at some of its largest Canadian clients and a decrease from Oracle legacy products and services in the US. The Company has mitigated some of this decline through growth with new and existing clients supported by the growth of its higher value-added services and the commercial benefits of its larger scale.
In each of our markets, the expanded service offering attracted a growing number of new clients.
Gross margin increased by $3.8 million, or 22.6%, to $20.2 million for the three months ended December 31, 2019, from $16.4 million for the three months ended December 31, 2018. Gross margin as a percentage of revenues increased to 30.4% for the three months ended December 31, 2019, from 28.3% for the three months ended December 31, 2018. The improvement was driven primarily by increased gross margin from acquisitions (Edgewater, Travercent, and Matricis) and growth in higher value-added service revenues. US gross margin remained strong, while gross margin in Canada and Europe showed improvement, both year-over-year and on a sequential basis.
The Company’s long-term strategy to move towards higher value services, as well as the increasing use of permanent employees compared to contractors, also contributed to the increase in gross margin.
Selling, general and administrative expenses totaled $17.7 million for the three months ended December 31, 2019, an increase of $1.2 million, or 7.8%, from $16.5 million for the three months ended December 31, 2018. The additional month of expenses from Edgewater compared to the same quarter last year, and the additional expenses from the Travercent and Matricis acquisitions, accounted for $1.2 million of the increased expenses, and were partially offset by the divestiture of the UK activities and certain non-recurring items. Expenses in Canada and Europe were stable year-over-year, as increases of $0.3 million in employee compensation costs and $0.2 million in professional fees required in order to adequately manage the additional duties related to becoming a public company, and increased business development costs of $0.2 million, were partially offset by a $0.4 million decrease in occupancy costs mainly due to the adoption of IFRS 16 – Leases and decreased information technology and communications costs of $0.3 million. On a sequential basis, when compared to the second quarter of the current year, selling, general and administrative expenses decreased by 4.5% to $17.7 million, from $18.6 million. As previously discussed, management targets to continue decreasing administrative expenses, as consolidation synergies materialize.
During the three months ended December 31, 2019, management identified and realized additional consolidation synergies which represented $0.8 million of expenses during the quarter. On a full quarter basis, these synergies represent approximately $1.1 million in selling, general and administrative cost savings. The Company incurred $0.2 million of related severance costs.
Operating loss for the third quarter amounted to $2.6 million, a decrease of $3.3 million compared to an operating loss of $5.9 million in the third quarter of 2018.
Adjusted EBITDA amounted to $3.5 million for the three months ended December 31, 2019, representing an increase of $2.2 million, or 165.7%, from $1.3 million for the three months ended December 31, 2018. The positive contribution from the acquisitions of Edgewater, Travercent, and Matricis, increased margins from higher value business and a positive impact of $0.6 million from the adoption of IFRS 16 – Leases, were partially offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business. Adjusted EBITDA margin was equal to 5.3% for the three months ended December 31, 2019, compared to 2.3% for the three months ended December 31, 2018.
Alithya’s net loss for the three months ended December 31, 2019 was $1.8 million, a decrease of $3.6 million, from $5.4 million for the three months ended December 31, 2018. This improvement was driven by increased EBITDA, partially offset by increased amortization of intangibles and depreciation, and decreased income tax recovery in the three months ended December 31, 2019, compared to the three months ended December 31, 2018. On a per share basis, this translated into a basic and diluted net loss per share of $0.03 for the three months ended December 31, 2019, compared to a net loss of $0.12 for the three months ended December 31, 2018.

For the three months ended December 31, 2019, net cash from operating activities was $8.1 million, representing an increase of $17.8 million, from $9.7 million of cash used for the three months ended December 31, 2018.
Net bank borrowing reached $10.2 million as at December 31, 2019, from $8.7 million as a March 31, 2019, an increase of $1.5 million.
Nine-Month Results
Revenues amounted to $205.8 million for the nine months ended December 31, 2019, a $69.0 million increase, or 50.4% from $136.8 million for the nine months ended December 31, 2018. US revenues accounted for $69.8 million in additional revenues, driven primarily by additional months of revenues from our US acquisitions (Edgewater and Travercent) compared to the same period last year, partially offset by revenues lost from the divestiture of the UK activities. Revenues in Canada and Europe decreased by $0.8 million, which was partially offset by additional revenues from the Matricis acquisition.
In Canada and Europe, higher value-added service revenues increased, while lower margin service revenues decreased, for the nine months ended December 31, 2019 compared to the nine months ended December 31, 2018.
During the nine months ended December 31, 2019, the Company experienced a decline in organic growth as a result of reduced spending at some of its largest Canadian clients and a decrease from Oracle legacy products and services in the US. The Company has mitigated some of this decline through growth with new and existing clients supported by the growth of its higher value-added services and the commercial benefits of its larger scale.
Gross margin increased by $29.0 million, or 87.8%, to $62.0 million for the nine months ended December 31, 2019, from $33.0 million for the nine months ended December 31, 2018. Gross margin as a percentage of revenues increased to 30.1% for the nine months ended December 31, 2019, from 24.1% for the nine months ended December 31, 2018. The improvement was driven primarily by increased gross margin from acquisitions (Edgewater, Travercent, and Matricis) and growth in higher value-added service revenues. US gross margin remained strong, while gross margin in Canada and Europe increased on a year-to-date basis.
As mentioned above, the Company’s long-term strategy to move towards higher value services, as well as the increasing use of permanent employees compared to contractors, also contributed to the increase in gross margin.
Selling, general and administrative expenses totaled $55.2 million for the nine months ended December 31, 2019, an increase of $22.7 million, or 70.1%, from $32.5 million for the nine months ended December 31, 2018. The additional expenses from acquisitions (Edgewater, Travercent, and Matricis) compared to the same period last year, accounted for $18.3 million of the increased expenses, and were partially offset by the divestiture of the UK activities and certain non-recurring items. Expenses in Canada and Europe increased by $4.4 million, mainly due to a $4.0 million increase in employee compensation costs, used primarly to enhance operations and sales, and a $0.7 million increase in professional fees required in order to adequately manage the additional duties related to becoming a public company, increased insurance costs of $0.5 million, and increased business development costs of $0.3 million, partially offset by a $1.3 million decrease in occupancy costs mainly due to the adoption of IFRS 16 – Leases.
Operating loss for the nine month period ended December 31, 2019 was $7.0 million, an improvement of $3.8 million versus an operating loss of $10.8 million for the same period in 2018.
Adjusted EBITDA amounted to $9.8 million for the nine months ended December 31, 2019, representing an increase of $5.8 million, or 145.7%, from $4.0 million for the nine months ended December 31, 2018. The positive contribution from the acquisitions of Edgewater, Travercent, and Matricis, increased margins from higher value business and a positive impact of $1.6 million from the adoption of IFRS 16 – Leases, were partially offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business. Adjusted EBITDA margin was equal to 4.8% for the nine months ended December 31, 2019, compared to 2.9% for the nine months ended December 31, 2018.
Alithya’s net loss for the nine months ended December 31, 2019 was $5.7 million, a decrease of $4.0 million, from $9.7 million for the nine months ended December 31, 2018. This improvement was driven by increased EBITDA, partially offset by increased amortization of intangibles and depreciation in the nine months ended December 31, 2019, compared to the nine months ended December 31, 2018. On a per share basis, this translated into a basic and diluted net loss per share of $0.10 for the nine months ended December 31, 2019, compared to a net loss of $0.32 for the nine months ended December 31, 2018.
Subsequent Events
On February 1, 2020, the Company acquired 100% of the issued and outstanding shares of Groupe Askida Inc. and Services Conseils Askida Inc. (collectively "Askida"), a group with expertise in software quality assurance, as well as in development and modernization of custom applications. The purchase consideration for the transaction amounts to $16 million, payable in Class A subordinate voting shares and cash, with a portion paid at closing and the balance at future dates. Askida's revenue for the 2019 fiscal year is approximately $13 million. The transaction will immediately contribute to Alithya's profitability.
Outlook
Alithya has adopted a 3-5-year strategic plan which sets as a goal to become a North American digital transformation leader, with the ambition of doubling the company’s size during this period. According to this plan, Alithya’s consolidated scale and scope should allow the company to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT segments. In fact, Alithya’s specialization in digital technologies and the flexibility to either deploy enterprise solutions, or deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, the company has established a three-fold plan focusing on:
•Increasing scale through organic growth and complementary acquisitions
•Achieving best-in-class employee engagement
•Providing our investors, partners and stakeholders with long-term growing return on investment

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and other applicable US safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our 3-5-year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offering; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and US securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

Non-IFRS Measures
This press release includes certain measures which have not been prepared in accordance with IFRS. EBITDA, adjusted EBITDA, adjusted EBITDA margin and net bank borrowing are non-IFRS measures. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter ended December 31, 2019 and the year ended March 31, 2019 for a description of such measures, a reconciliation to the most directly comparable IFRS financial measure and calculated amounts.
Conference Call
Alithya will hold a conference call to discuss these results on February 13, 2020, at 9:00 AM Eastern Time. Interested parties can join the call by dialling 1-647-788-4922 (Toronto or overseas) or 1-877-223-4471 (elsewhere in North America). Persons unable to call in at this time may access a recording by calling 1-800-585-8367 and entering the passcode 2286639. This recording will be available February 13, 2020 as of 12:00 PM Eastern Time until 11:59 PM Eastern Time February 20, 2020.
About Alithya
Alithya Group inc. is a leader in strategy and digital transformation in North America. Founded in 1992, the Company can count on more than 2,000 professionals in Canada, the US and Europe. Alithya's integrated offering is based on four pillars of expertise: strategy services, application services, enterprise solutions and data and analytics. Alithya deploys solutions, services, and skillsets to craft tools tailored to its clients’ unique business needs in the Financial Services, Manufacturing, Energy, Telecommunications, Transportation and Logistics, Professional Services, Healthcare, and Government sectors. Corporate responsibility is at the heart of Alithya’s management approach, and as such, the company is an advocate for good governance, workforce diversity and development, environment-friendly practices and social involvement in communities. To learn more, go to Alithya.com.

Source:
Benjamin Cerantola
Advisor, Communications
514 285-0006 # 6480
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis, the condensed interim consolidated financial statements and notes thereto for the third quarter ended December 31, 2019 are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov/edgar and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of the condensed interim consolidated financial statements free of charge.